UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

SENSUS HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37714	27-1647271
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
851 Broken Sound Pkwy., NW # 215, Boca Raton, Florida		33487
(Address of principal executive offices)		(Zip Code)

Michael Sardano

President, General Counsel, and Corporate Secretary

(561) 922-5808

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period for the fiscal year ended ______.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sensus Healthcare, Inc. (the “Company”) is a medical device company specializing in highly effective, non-invasive, minimally-invasive and cost-effective treatments for oncological and non-oncological skin conditions. Leveraging its cutting-edge superficial radiotherapy (SRT and IG-SRT) technology, the Company provides healthcare providers with a highly effective, patient-centric treatment platform. With a dedication to driving innovation in radiation oncology, the Company offers solutions that are safe, precise, and adaptable to a variety of clinical settings.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2024 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the “Subject Minerals”).

We do not purchase any Subject Minerals directly from mines, smelters or refiners, nor do we have any direct relationship with any mines or smelters that process the Subject Minerals. We also do not have any contractual relationships with any of our indirect suppliers. We rely on the direct supplier and manufacturer of our products to provide information about the existence and origin of any Subject Minerals contained in our products. We evaluated our products and determined that they contain one or more of the Subject Minerals.

We undertook a good-faith reasonable country of origin inquiry (“RCOI”) to determine whether any Subject Minerals in our products originated from the Democratic Republic of the Congo or adjoining countries (the “DRC Region”) or from recycled or scrap sources. Our means of determining the country of origin of the Subject Minerals contained in our products was through inquiries we made with the direct supplier and manufacturer of our products.

Our direct supplier responded to our inquiry by representing that none of the products it supplies to the Company, to its knowledge, contain Subject Minerals originating from the DRC Region, and that only “conflict free” Subject Minerals are present in its products. Our manufacturer responded to our inquiry by representing that none of the products it manufactures for the Company, to its knowledge, contain Subject Minerals originating from the DRC Region, and that only “conflict free” Subject Minerals are present in its products. The response from each of our direct supplier and manufacturer stated that such respective representations were made based on a supply chain investigation where statements, declarations, and sourcing data concerning origin of materials from all key suppliers were collected.

Based on the results of our RCOI and our due diligence to date, we have no reason to believe that any of the Subject Minerals contained in our products originated in the DRC Region.

A copy of this report on Form SD is publicly available on our corporate website at www.sensushealthcare.com/SEC-filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SENSUS HEALTHCARE, INC.

By:	/s/ Michael Sardano
Name:	Michael Sardano
Title:	President, General Counsel, and Corporate Secretary
Date:	May 30, 2025